EX-28.h.7.j
*This Agreement was approved by the Board of Directors at the September 10, 2013 Fund Board meeting and will be executed once the Portfolio commences operations.

EXPENSE ASSUMPTION AGREEMENT

EXPENSE ASSUMPTION AGREEMENT, dated as of __________, 2013, between DFA Investment Dimensions Group Inc., a Maryland corporation (the “Fund”), on behalf of Dimensional Retirement Fixed Income Fund IV (the “Portfolio”), and Dimensional Fund Advisors LP, a Delaware limited partnership (“Dimensional”).

WHEREAS, Dimensional has entered into an Investment Advisory Agreement with the Fund, on behalf of the Portfolio, pursuant to which Dimensional provides investment management services for the Portfolio, and for which Dimensional is compensated based on the average net assets of the Portfolio; and

WHEREAS, the Fund and Dimensional have determined that it is appropriate and in the best interests of the Portfolio and its shareholders to limit the expenses of the Portfolio;

NOW, THEREFORE, the parties hereto agree as follows:

1.
Expense Assumption by Dimensional.  Dimensional agrees to assume the ordinary operating expenses of each class of the Portfolio (excluding expenses that the Portfolio incurs indirectly through its investment in other investment companies and excluding any applicable 12b-1 fees) (“Portfolio Expenses”) to the extent necessary to limit the Portfolio Expenses of a class of the Portfolio, on an annualized basis, to 0.40% of the average net assets of a class of the Portfolio.

2.	Assignment. No assignment of this Agreement shall be made by Dimensional without the prior consent of the Fund.

3.
Duration and Termination.  This Agreement shall begin on __________, 2013, and shall continue in effect through February 28, 2015, and shall continue in effect from year to year thereafter, unless and until the Fund or Dimensional notifies the other party to the Agreement, at least thirty days prior to the end of the one-year period for the Portfolio, of its intention to terminate the Agreement.  This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement for the Portfolio.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

DIMENSIONAL FUND ADVISORS LP	DFA INVESTMENT DIMENSIONS GROUP INC.

By: DIMENSIONAL HOLDINGS INC., General Partner

By: ____________________________	By: ____________________________
Name: _________________________	Name: _________________________
Title: ____________________________	Title: ____________________________